ZOSANO PHARMA CORPORATION

34790 Ardentech Court

Fremont, California 94555

January 22, 2015

Via EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Mr. Jeffrey P. Riedler

Re:	Zosano Pharma Corporation

Registration Statement on Form S-1

File No. 333-196983

Ladies and Gentlemen:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, Zosano Pharma Corporation, a Delaware corporation (the “Company”), hereby requests that the effective date of the Company’s Registration Statement on Form S-1 (Registration No. 333-196983), as amended, be accelerated so that the Registration Statement will become effective at 5:00 p.m. on January 26, 2015, or as soon as practicable thereafter.

The Company hereby acknowledges that:

(a)	should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any other action with respect to the filing;

(b)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(c)	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ZOSANO PHARMA CORPORATION

By:	/s/ Vikram Lamba
Name: Vikram Lamba
Title: President and Chief Executive Officer